UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Notice regarding resolutions adopted by the Extraordinary General Shareholders Meeting held on August 25, 2014

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Extraordinary General Shareholders Meeting held on August 25, 2014, adopted the following resolutions:

1. Decided that the Board of Directors of the company for the period ending on March 31, 2015, shall be as follows:

PRINCIPALS	ALTERNATES

Luis Carlos Sarmiento Angulo	José Hernán Rincón Gómez
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Julio Leonzo Álvarez Álvarez	Gabriel Mesa Zuleta
José Mauricio Rodríguez Múnera (*)	Enrique Mariño Esguerra (*)
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent rows (for Colombian law purposes)

2. Empowered the Board of Directors of the company to approve, when it deems it convenient., the rules applicable to the subscription and placement of a preferred share issuance to be offered exclusively outside Colombia as level III American Depositary Receipts (ADRs) registered in the New York Stock Exchange, including amount, price, minimum dividend and all other terms and conditions. Such shares shall be placed without preemptive rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel